File 70-9069



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                 ----------------------------------------------


                        POST-EFFECTIVE AMENDMENT NO. 1 TO
                       APPLICATION-DECLARATION ON FORM U-1
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                  ---------------------------------------------

                                    CONECTIV
                                 800 King Street
                              Wilmington, DE 19899
                      -------------------------------------
                  (Names of companies filing this statement and
                   addresses of principal executive offices)

                                    CONECTIV
                 ----------------------------------------------
                 (Name of top registered holding company parent)


                           --------------------------
                   (Names and addresses of agents for service)


The Commission is requested to send copies of all notices, orders and communications in connection with this Application-Declaration to:

Peter F. Clark, Esq.                    Joanne C. Rutkowski, Esq.
General Counsel                         LeBoeuf, Lamb, Greene & MacRae, LLP
Conectiv                                1875 Connecticut Avenue, N.W.
800 King Street                         Washington, D.C.  20009-5728
Wilmington, DE 19899

     The Application-Declaration as previously filed and amended is hereby amended as follows:

Item 6. Exhibits and Financial Statements

     (a) Exhibits

         J-8.1 Amendment to Description of Nonutility Businesses.


SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Post-Effective Amendment to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  May __, 1998


                                                   Conectiv


                                                   By:_____________________
                                                        Barbara S. Graham
                                                        Chief Financial Officer

EXHIBIT J-8

                      DESCRIPTION OF NONUTILITY BUSINESSES

Paragraph B.2 is amended to include a new subparagraph as follows:

     h. AEE owns a 2.6% limited partnership interest in Tech Leaders II, a Delaware limited partnership that invests in energy and technology companies. Subject to certain conditions, Rule 58(b)(1)(ii) exempts the acquisition of the securities of a company that derives substantially all of its revenues from "[t]he development and commercialization of electrotechnologies related to energy conservation, storage and conversion, energy efficiency, waste treatment, greenhouse gas reduction, and similar innovations." See also Allegheny Power System, Inc., Holding Co. Act Release No. 26085 (July 14, 1994) (investments in technologies related to power conservation and storage, conservation and load management, environmental and waste treatment, and power-related electronic systems and components).

Paragraph B.2.a is amended to include the following subparagraphs:

     i. ATE owns 160 shares of common stock, or less that 1% of the outstanding shares of Black Light Power, Inc., a development stage company that is engaged in hydrogen conversion based energy production.1

     ii. ATE owns 1,875,000 shares of Class D Preferred Stock, representing 12.5% of all outstanding issues of preferred stock, convertible under certain terms and conditions into 10.2% of the outstanding common stock of EMAX Solutions Partners, Inc., a Delaware corporation that develops environmental compliance software.2

Paragraph B.2.b is amended to include the following subparagraphs:

     vii. AGI owns a 4.9% limited partnership interest in Energy Investors Fund III, L.P. (Project Finance Fund), a Delaware limited partnership that invests in
independent  power  production   facilities.3

--------

1 Subject to certain limitations, Rule 58(b)(1)(vi) exempts the acquisition of the securities of a company that derives substantially all of its revenues from, among other things, alternative fuels.

2 Subject to certain limitations, Rule 58(b)(1)(vii) exempts the acquisition of the securities of a company that derives substantially all of its revenues from the sale of technical, operational, management and other similar kinds of expertise developed in the course of utility operations in such areas as environmental licensing, testing and remediation.

3 Subject to certain limitations, Rule 58(b)(1)(viii) exempts the acquisition of the securities of a company that derives substantially all of its revenues from the development, ownership or operation of "qualifying facilities" as defined under the Public Utility Regulatory Policies Act of 1978.

Paragraph 2.d is amended to include the following:

CCI owns 58,161  unregistered  shares,  or  approximately  1% of the outstanding
shares,   of  D&E   Communications,   Inc.,  a  Pennsylvania   corporation   and
publicly-held telecommunications company that holds a broadband PCS license.